Exhibit 99.4

0

PROQR THERAPEUTICS N.V.

Proxy For Annual General Meeting of Shareholders

The undersigned,

…………........................................................………........................................................………................................................(name)
…………........................................................………........................................................……….............................................(address)
…...............................................………........................................................………............................................(postal code and town)
.…………......................................................………........................................................……….............................................(country)

hereinafter referred to as the “Shareholder”, acting in his/her/its capacity of registered holder of ………........................................................ (number) of shares in the capital of ProQR Therapeutics N.V. (the “Company”), hereby declares to grant a proxy to:

René Beukema, Zernikedreef 9, 2333 CK Leiden, the Netherlands,

to represent the Shareholder at the AGM of the Company and to speak on behalf of the Shareholder and to vote on the shares in respect of the items on the agenda for the AGM, in the manner as set out below:

1.1	(Continued and to be signed on the reverse side.)	14475

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PROQR THERAPEUTICS N.V.

May 10, 2017

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i Please detach along perforated line and mail in the envelope provided. i

∎	00003333330300000000 7	051017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		Agenda Item:		FOR	AGAINST	ABSTAIN
		4.	Adoption of the annual accounts for the financial year 2016	☐	☐	☐

		5.	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2016	☐	☐	☐

		6.	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2016	☐	☐	☐

		7.	Reappointment of Supervisory Board member Antoine Papiernik	☐	☐	☐

		8.	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2018	☐	☐	☐

		9.	Delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares	☐	☐	☐

		10.	Authorization of the Management Board to acquire ordinary shares in the capital of the Company	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	∎
∎

POWER OF ATTORNEY

AGM PROQR THERAPEUTICS N.V.

MAY 10, 2017

Note: If you hold your shares through a bank, a financial institution, or other financial intermediary, you are considered a “beneficial owner” and you should follow the instructions and use the voting instrument provided by the bank or intermediary, financial institution, account holder or other financial intermediary that holds your shares.

Company:	(full name)

a legal entity organized and existing under the laws of:	(country)

with its corporate seat in:	(city)

having its offices in:	(address)

OR

Natural Person:	(full name)

having his or her address at	(address)

in:	(city, country)

(the “Grantor”) herewith grants a power of attorney to (please check the box that is applicable):

•	(possibility to include name of authorized person)
•	Rene Beukema, managing director of ProQR (as defined below),

to represent the Grantor, as shareholder of ProQR Therapeutics N.V., a limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“ProQR”), with its corporate seat in Leiden, The Netherlands, with address Zernikedreef 9, 2333CK Leiden, The Netherlands, at the Annual General Meeting of Shareholders of ProQR to be held at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands, on May 10, 2017 at 15:00 hrs. (CET) (the “General Meeting”), and (i) to exercise in the name of the Grantor at the General Meeting any and all meeting and voting rights attached to the shares in the capital of ProQR which were held by the Grantor at the record date of the General Meeting April 12, 2017 and (ii) to vote on all shares held at the record date in favor of the proposals as stated in the agenda for the General Meeting unless stated otherwise below:

Agenda item 4	Adoption of the annual accounts for the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 5	Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 6	Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2016

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 7	Composition Supervisory Board: reappointment of Supervisory Board member Antoine Papiernik

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 8	Appointment Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2018

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 9	Delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

Agenda item 10	Authorization of the Management Board to acquire ordinary shares in the capital of the Company

# Shares	For	# Shares	Against	# Shares	Abstain
	☐		☐		☐

The person granted a power of attorney above hereinafter referred to as the “Attorney”.

The Attorney, if authorized pursuant to this power of attorney, may grant a power of attorney to another person employed by ProQR to perform, directly or indirectly, acts in Grantor’s name within the limits of this power of attorney. The other person shall (also) be an Attorney for the purposes of this power of attorney.

The Grantor undertakes to ratify or confirm anything which the Attorney shall do or lawfully purport to do by virtue of this instrument, and shall indemnify the Attorney and keep the Attorney indemnified against and shall reimburse the Attorney for any costs, losses, suits, claims, demands, obligations, liabilities and damages which he may suffer or incur arising out of the exercise of his powers pursuant to this instrument.

Finally, the undersigned hereby represents and warrants having full power and authority to execute this instrument on behalf of the Grantor, and that pursuant to this instrument the Attorney can validly represent the Grantor.

This power of attorney shall be governed by the laws of the Netherlands.

Signed in                                          on                     , 2017.

Please email a copy to:

ProQR Therapeutics N.V.

Attn. Investor Relations dept.

email:ir@proqr.com

Please mail the original power of attorney to:

ProQR Therapeutics N.V.

Attn. Investor Relations dept.

Zernikedreef 9

2333 CK Leiden

The Netherlands